

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 2, 2022

Paul Moody
President and Chief Executive Officer
Perfect Solutions Group, Inc.
780 Reservoir Avenue, #123
Cranston, RI 02910

> **Re: Perfect Solutions Group, Inc.**
> **Registration Statement on Form 10-12G**
> **Filed August 26, 2021**
> **File No. 000-56335**

Dear Mr. Moody:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction